Advantest Corporation (FY2014)

FY2014 Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Year ended March 31, 2015)
(Unaudited)

April 27, 2015

Company name	:	Advantest Corporation
(URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Shinichiro Kuroe, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Date of General Shareholders’ Meeting (as planned)	:	June 24, 2015
Dividend Payable Date (as planned)	:	June 2, 2015
Annual Report Filing Date (as planned)	:	June 25, 2015
Financial Results Supplemental Materials	:	Yes
Financial Results Presentation Meeting	:	Yes

  (Rounded to the nearest million yen)
1.	Consolidated Results of FY2014 (April 1, 2014 through March 31, 2015)
(1)	Consolidated Financial Results
(% changes as compared with the  previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2014	163,329	46.0	14,619	－	18,859	－	12,948	－
FY2013	111,878	(15.8)	(36,369)	－	(35,501)	－	(35,540)	－
(Note) Comprehensive income (loss): FY2014 (Y) 26,009 million (-%); FY2013  (Y) (23,285) million (-%)

	Net income (loss) per share – basic	Net income (loss) per share – diluted	Net income (loss) to equity ratio	Ratio of income (loss) before taxes to total assets	Ratio of operating income (loss) to net sales
	Yen	Yen	%	%	%
FY2014	74.31	67.16	10.1	7.5	9.0
FY2013	(204.10)	(204.10)	(27.6)	(15.6)	(32.5)
(Reference) Equity in earnings (loss) of affiliated company: FY2014 (Y) - million; FY2013 (Y) 22 million

(2)	Consolidated Financial Position
	Total assets	Net assets	Stockholders’ Equity	Equity-to-assets ratio	Net assets per share
	Million yen	Million yen	Million yen	%	Yen
FY2014	273,041	140,938	140,938	51.6	807.45
FY2013	229,856	116,252	116,252	50.6	667.36

(3)	Consolidated Cash Flows
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2014	24,481	(1,310)	(1,298)	97,574
FY2013	(3,776)	(4,711)	27,202	68,997

Advantest Corporation (FY2014)
2.	Dividends
	Dividend per share
(Record Date)	First quarter end	Second quarter end	Third quarter end	Year end	Annual total	Total dividend paid (annual)	Payout ratio (consolidated)	Ratio of total amount of dividends to net assets(consolidated)
	yen	yen	yen	yen	yen	Million yen	%	%
FY2013	－	10.00	－	5.00	15.00	2,613	－	2.0
FY2014	－	5.00	－	10.00	15.00	2,616	20.2	2.0
FY2015 (forecast)	－	10.00	－	10.00	20.00	N/A	29.1	N/A

3.	Projected Results for FY2015 (April 1, 2015 through March 31, 2016)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2015	165,000	1.0	15,000	2.6	15,000	(20.5)	12,000	(7.3)	68.75

4.	Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Changes in accounting principles, procedures and the presentation of the consolidated financial statements
1)	Changes based on revisions of accounting standard : No
2)	Changes other than 1) above : No

(3)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2014 199,566,770 shares; FY2013 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2014  25,020,294 shares; FY2013  25,368,828 shares.
3)	Average number of outstanding stock for each period:
FY2014 174,244,799 shares; FY2013 174,134,457 shares.

(Reference)Non-Consolidated Results of FY2014  (April 1, 2014 through March 31, 2015)
(1)	Non-Consolidated Financial Results
	Net sales		Operating income (loss)		Ordinary income (loss)		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2014	84,916	72.4	(1,656)	－	12,286	－	12,621	－
FY2013	49,261	(22.7)	(30,304)	－	(20,582)	－	(21,676)	－

	Net income (loss) per share – basic	Net income (loss) per share - diluted
	Yen	Yen
FY2014	72.43	65.43
FY2013	(124.48)	－

Advantest Corporation (FY2014)
(2)	Non-Consolidated Financial Position
	Total assets	Net assets	Equity-to-assets ratio	Net assets per share
	Million yen	Million yen	%	Yen
FY2014	206,295	112,232	53.2	629.13
FY2013	181,993	101,676	54.2	566.51
(Reference) Shareholders’ Equity at the end of each fiscal period: FY2014 (Y) 109,812 million; FY2013 (Y) 98,685 million

Status of Audit Procedures
This consolidated financial results report is not subject to audit procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, audit procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2014)

Contents

1.	Business Results			P. 5
	(1)	Analysis of Business Results		P. 5
	(2)	Analysis of Financial Condition		P. 7
	(3)	Basic Policy on Distribution of Profits and Distribution for FY2014 and Distribution Forecast for FY2015		P. 8
2.	Management Policy			P. 9
	(1)	Advantest’s Basic Management Policy		P. 9
	(2)	Target Financial Index		P. 9
	(3)	Mid-to-Long-Term Business Strategy and Issues to be Addressed		P. 9
3.	Basic Approach to the Selection of Accounting Standards			P. 9
4.	Consolidated Financial Statements and Other Information			P.10
	(1)	Consolidated Balance Sheets (Unaudited)		P.10
	(2)	Consolidated Statements of Operations (Unaudited)		P.12
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)		P.13
	(4)	Consolidated Statements of Stockholders’ Equity (Unaudited)		P.14
	(5)	Consolidated Statements of Cash Flows (Unaudited)		P.15
	(6)	Notes to the Consolidated Financial Statements		P.16
		(Note 1)	Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements	P.16
		(Note 2)	Notes on Going Concern	P.16
		(Note 3)	Reclassifications	P.16
		(Note 4)	Segment Information	P.17
		(Note 5)	Per Share Information	P.18
		(Note 6)	Significant Subsequent Events	P.19

<Exhibit>
		Changes in Directors and Executive Officers		P.20

Advantest Corporation (FY2014)

1. Business Results

(1)	Analysis of Business Results
1)	Consolidated Financial Results of FY2014 (April 1, 2014 through March 31, 2015)

			(in billion yen)
	FY2013	FY2014	As compared to the previous fiscal year increase (decrease)
Orders received	127.4	176.3	38.4%
Net sales	111.9	163.3	46.0%
Operating income (loss)	(36.4)	14.6	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(35.5)	18.9	－
Net income (loss)	(35.5)	12.9	－
During Advantest’s FY2014, the world economy decelerated more than initially expected, but sustained a gradual recovery overall, supported by the ongoing steady growth of the American economy.
The semiconductor industry saw active capital investment by manufacturers into expansions of their production capacities and for miniaturization of semiconductors, spurred by ongoing global adoption of smartphones and improvements in handset performance and growing demand for semiconductors from data centers.
Amid these conditions, Advantest strove to maximize profitability by engaging in sales promotions for non-memory test systems for which demand growth has been particularly strong, as well as by expanding its customer base across all business segments.  As a result, both orders and sales increased in comparison to the previous fiscal year: orders received expanded to (Y) 176.3 billion (a 38.4% increase in comparison to the previous fiscal year) and net sales expanded to (Y) 163.3 billion (a 46.0% increase in comparison to the previous fiscal year).  Advantest returned to profitability, with operating income of (Y) 14.6 billion, income before income taxes and equity in earnings of affiliated company of (Y) 18.9 billion and a net income of (Y) 12.9 billion, mainly due to higher year-over-year net sales, an improved mix of high-profitability products and successful cost-cutting measures undertaken across the entire Advantest Group.  The percentage of net sales from overseas customers was 92.0% compared to 89.1% in the previous fiscal year.

Conditions of business segments are described below.

Advantest Corporation (FY2014)

<Semiconductor and Component Test System Segment>
			(in billion yen)
	FY2013	FY2014	As compared to the previous fiscal year increase (decrease)
Orders received	82.2	116.1	41.3%
Net sales	73.0	108.3	48.3%
Operating income (loss)	(26.7)	14.6	－
In the Semiconductor and Component Test System segment, demand for non-memory test system was strong throughout the period, driven by robust sales of new high-end smartphones and by expansion of LTE base station infrastructure in China and the growth of the Chinese LTE smartphone market.  Demand for memory test systems accelerated in the second half of FY2014 due to increasing functional speeds of DRAM and NAND flash memories.
As a result of the above, orders received were (Y) 116.1 billion (a 41.3% increase in comparison to the previous fiscal year), net sales were (Y) 108.3 billion (a 48.3% increase in comparison to the previous fiscal year), and operating income was (Y) 14.6 billion.

< Mechatronics System Segment＞
			(in billion yen)
	FY2013	FY2014	As compared to the previous fiscal year increase (decrease)
Orders received	19.2	31.2	62.8%
Net sales	15.0	28.3	89.2%
Operating income (loss)	(5.1)	3.8	－
In the Mechatronics System segment, nanotechnology business generated higher profits and net sales by capturing increasing demand associated with miniaturization of semiconductors and 3D chip architectures.  Demand for device interfaces and test handlers that is closely correlated with the tester market also grew in connection with increased demand for semiconductor test systems.
As a result of the above, orders received were (Y)31.2 billion (a 62.8% increase in comparison to the previous fiscal year), net sales were (Y) 28.3 billion (a 89.2% increase in comparison to the previous fiscal year), and operating income was (Y) 3.8 billion.

<Services, Support and Others Segment>
			(in billion yen)
	FY2013	FY2014	As compared to the previous fiscal year increase (decrease)
Orders received	26.3	29.1	10.7%
Net sales	24.2	26.8	10.8%
Operating income	3.0	3.3	11.2%
In the Services, Support and Others segment, efforts to improve the profitability of the field services business generated positive results, including an increased number of annual maintenance contracts.  Advantest’s newly developed and launched SSD (solid state drive) test system, developed in anticipation of strong growth in the SSD market, also contributed to net sales starting FY2014.

Advantest Corporation (FY2014)

As a result of the above, orders received were (Y) 29.1 billion (a 10.7% increase in comparison to the previous fiscal year), net sales were (Y) 26.8 billion (a 10.8% increase in comparison to the previous fiscal year), and operating income was (Y) 3.3 billion (an 11.2% increase in comparison to the previous fiscal year).

2)	Non-consolidated Financial Results of FY2014
For non-consolidated financial results, mainly demand for non-memory test systems and related device interfaces that are correlated with the tester market continued to grow throughout the period.  In addition, nanotechnology business has grown due to increasing demand associated with miniaturization of semiconductors and 3D chip architectures.  As a result, net sales were (Y) 84.9 billion (a 72.4% increase in comparison to the previous fiscal year), and Advantest returned to profitability, recording ordinary income and net income.

3)	Prospects for the Upcoming Fiscal Year
In the near term, gains in smartphone performance and global adoption are expected to continue.  Additionally, Advantest foresees a trend towards higher functionality in semiconductor devices due to growth in demand for data centers.   The computerization of automobiles is also expected to accelerate.  Advantest expects that these trends for greater consumer safety and comfort will drive growth in the semiconductor industry in the near future.
The semiconductor test equipment market, where Advantest’s business is rooted, is expected to see a decline in demand for logic testers due to trends regarding end-products and miniaturization of semiconductors.  However, Advantest foresees greater utilization of higher-speed DRAM and NAND flash memories for smartphones and data centers.  Therefore, demand is expected not to fall significantly in FY2015.
Based on this outlook, Advantest will seek higher earnings by expanding its share in the semiconductor test equipment market, reinforcing semiconductor test peripheral products business and new business segments, and further streamlining its cost structure.
For FY2015, Advantest forecasts net sales of (Y) 165.0 billion, operating income of (Y) 15.0 billion and net income of (Y) 12.0 billion.  These forecasts are based on foreign exchange rates of 115 Yen to the US dollar and 135 Yen to the Euro.

(2)	Analysis of Financial Condition
Total assets at the end of FY2014 amounted to (Y) 273.0 billion, an increase of (Y) 43.2 billion compared to the previous fiscal year, primarily due to an increase of (Y) 28.6 billion, (Y) 7.7 billion and (Y) 7.0 billion in cash and cash equivalents, goodwill and inventories, respectively. The amount of total liabilities was (Y) 132.1 billion, an increase of (Y) 18.5 billion compared to the previous fiscal year, due to an increase of (Y) 6.4 billion, (Y) 5.7 billion and (Y) 3.7 billion in accrued pension and severance costs, trade accounts payable and accrued expenses, respectively.
Stockholders’ equity was (Y) 140.9 billion. Equity to assets ratio was 51.6%, an increase of 1.0 percentage points from March 31, 2014.

(Cash Flow Condition)
Cash and cash equivalents at the end of FY2014 were (Y) 97.6 billion, an increase of (Y) 28.6 billion from the previous fiscal year.
Significant cash flows during this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 24.5 billion (net cash outflow of (Y) 3.8 billion in FY2013). This amount was primarily attributable to an increase of (Y) 4.4 billion and (Y) 3.5 billion in trade accounts payable  and accrued expenses and adjustments of non cash items such as depreciation and amortization in addition to the net income of (Y) 12.9 billion.
Net cash used in investing activities was (Y) 1.3 billion (net cash outflow of (Y) 4.7 billion in FY2013). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 3.2 billion and offset by proceeds from sale of available-for-sale securities of (Y) 2.1 billion.

Advantest Corporation (FY2014)

Net cash used in financing activities was (Y) 1.3 billion (net cash inflow of (Y) 27.2 billion in FY2013). This amount was primarily attributable to proceeds from offset by dividends paid of (Y) 1.7 billion.

The following table illustrates the historical movements of certain cash flow indexes:
	FY2010	FY2011	FY2012	FY2013	FY2014
Stockholders’ equity ratio (%)	76.6	60.0	62.6	50.6	51.6
Stockholders’ equity ratio based on market prices (%)	144.0	103.1	103.7	84.7	97.1
Debt to annual cash flow ratio (%)	－	203.2	－	－	225.7
Interest coverage ratio (times)	－	80.6	－	－	178.7
Stockholders’ equity ratio: stockholders’ equity / total assets
Stockholders’ equity ratio based on market prices: market capitalization / total assets
Debt to annual cash flow ratio: interest-bearing liabilities / operating cash flows
Interest coverage ratio: operating cash flows / interest payments
(Notes)	1. These indexes are calculated using U.S. GAAP figures.
2. Market capitalization is calculated based on quoted market price as of fiscal year end, and issued and outstanding sharesexcluding treasury stock.
3. Operating cash flows are the cash flows provided by operating activities on the consolidated statements of cash flows.
4. Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.
5. Debt to annual cash flow ratio and interest coverage ratio of FY2010, FY2012 and FY2013 are not presented because of the net cash outflow incurred for these years.

(3)	Basic Policy on Distribution of Profits and Distribution for FY2014 and Distribution Forecast for FY2015
Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, Advantest deems the consistent distribution of profits to be the most important management priority.  Accordingly, Advantest engages in active distribution of profits based on consolidated business performance.
With respect to the distribution of retained earnings, Advantest makes payout decisions after taking into consideration consolidated business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, Advantest makes dividend payouts following a target payout ratio of 20% or more.
Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen Advantest’s business position and enhance its corporate value.
In order to maintain capital strategies responsive to changes in the operating environment, Advantest plans to repurchase its own shares from time to time through taking into account factors such as trends in stock price, capital efficiency and cash flow.
In this fiscal year, Advantest decided to distribute a year-end dividend of (Y) 10 consistent with the FY2014 forecast which was announced on January 29, 2015 based on the above-mentioned basic policy on distribution of profits, with a payment date of June 2, 2015. Since Advantest paid an interim dividend of (Y) 5 on December 1, 2014, the total dividend per share for the fiscal year will be (Y) 15.

Advantest Corporation (FY2014)

Advantest plans to distribute an interim dividend of (Y) 10 per share and a year-end dividend of (Y) 10 per share for a total dividend of (Y) 20 per share.

2. Management Policy

(1)	Advantest’s Basic Management Policy
Advantest has established a corporate vision of “Technology Support on the Leading Edge”, and its corporate mission of “Quest for the Essence”.  Guided by these principles, Advantest respects each of its stakeholders, strives to maintain harmony with society, and aims for the sustained development of the Company and the improvement of corporate value while contributing to the goal of a sustainable society.

(2)	Target Financial Index
Advantest applies the “AVA” (Advantest Value Added), a financial index incorporating the concept of EVA® (Economic Value Added) *, as a significant management indicator, along with profit margin, ROE and cash flows.  Specifically, Advantest will set the minimum return-on-investment ratio (“hurdle rate”) for evaluating AVA at 8% and a mid-term target at 12% or more with an aim to further enhance corporate value and shareholder value.
*“EVA®” is a registered trademark of Stern Stewart & Co.

(3)	Mid-to-Long-Term Business Strategy and Issues to be Addressed
While maintaining the core competence in measurement technologies cultivated through decades of research and development, Advantest will strive to enhance its corporate value through two structural reforms that take into account its levels of profitability and losses over the last few years.
The first reform aims to sustain a cost structure that can stably generate profits even during periods of market decline. Specifically, Advantest will make an effort to contain the rise in break-even point, which has been lowering since the second half of FY2013, by optimizing payroll costs through flexible workforce deployment  that  is appropriate under business conditions, improving operation efficiencies and lowering material costs.
The second reform aims to develop a business structure that can achieve sustainable growth.  Specifically, while maintaining and improving its competitiveness in the semiconductor test equipment market to secure stable profits, Advantest aims to expand profit from businesses in semiconductor test peripherals market and from markets outside the semiconductor test market.  In order to accelerate these structural reforms, Advantest expects to further the flexible reallocation of management resources to growing markets and key sectors while taking into consideration its financial condition and efficiency .

3.  Basic Approach to the Selection of Accounting Standards

  Advantest is listed on the New York Stock Exchange for enhancement of creditworthiness, improvement of financial transparency and flexibility of raising capital overseas.  As a result, it has adopted generally accepted accounting principle in the United States of America (“U.S. GAAP”).  Advantest believes that U.S. GAAP enhances international comparability of its financial information in the capital markets.

Advantest Corporation (FY2014)
4. Consolidated Financial Statements and Other Information

(1)	Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2014	March 31, 2015

Current assets:
Cash and cash equivalents	¥68,997	97,574
Trade receivables, net	20,404	24,960
Inventories	30,200	37,210
Other current assets	5,218	5,057

Total current assets	124,819	164,801

Investment securities	3,741	2,249
Property, plant and equipment, net	39,925	38,480
Intangible assets, net	3,545	4,085
Goodwill	46,846	54,590
Other assets	10,980	8,836

Total assets	¥229,856	273,041

Advantest Corporation (FY2014)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2014	March 31, 2015

Current liabilities:
Trade accounts payable	¥12,353	18,101
Accrued expenses	6,775	10,482
Income taxes payable	1,089	2,106
Accrued warranty expenses	1,589	1,525
Corporate bonds - current portion	—	10,000
Customer prepayments	2,488	4,900
Other current liabilities	2,313	2,572

Total current liabilities	26,607	49,686

Corporate bonds	25,000	15,000
Convertible bonds	30,149	30,119
Accrued pension and severance costs	28,641	35,034
Other liabilities	3,207	2,264

Total liabilities	113,604	132,103

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	43,906	43,770
Retained earnings	130,740	141,104
Accumulated other comprehensive income	5,326	18,387
Treasury stock	(96,083)	(94,686)

Total stockholders’ equity	116,252	140,938

Total liabilities and stockholders’ equity	¥229,856	273,041

Advantest Corporation (FY2014)
(2)	Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Year ended March 31, 2014	Year ended March 31, 2015

Net sales	¥111,878	163,329
Cost of sales	62,545	72,903

Gross profit	49,333	90,426

Research and development expenses	32,670	29,876
Selling, general and administrative expenses	39,964	45,720
Impairment charge	13,068	211

Operating income (loss)	(36,369)	14,619

Other income (expense):
Interest and dividend income	199	203
Interest expense	(140)	(137)
Gain on sale of investment securities	1,396	750
Other, net	(587)	3,424

Total other income (expense)	868	4,240

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(35,501)	18,859

Income taxes (benefit)	61	5,911
Equity in earnings of affiliated company	22	—

Net income (loss)	¥(35,540)	12,948

	Yen
	Year ended	Year ended
	March 31, 2014	March 31, 2015

Net income (loss) per share:
Basic	¥(204.10)	74.31
Diluted	(204.10)	67.16

Advantest Corporation (FY2014)

(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Year ended March 31, 2014	Year ended March 31, 2015

Comprehensive income (loss)
Net income (loss)	¥(35,540)	12,948
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	12,555	17,474
Net unrealized gains (losses) on investment securities	(642)	(266)
Pension related adjustments	342	(4,147)

Total other comprehensive income	12,255	13,061

Total comprehensive income (loss)	¥(23,285)	26,009

Advantest Corporation (FY2014)

(4)	Consolidated Statements of Stockholders’ Equity (Unaudited)

	Yen (Millions)
	Year ended March 31, 2014	Year ended March 31, 2015
Common stock
Balance at beginning of year	¥32,363	32,363
Changes in the year	—	—
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	42,801	43,906
Changes in the year
Stock option compensation expense	1,283	—
Exercise of stock options	(178)	(136)
Total changes in the year	1,105	(136)
Balance at end of year	43,906	43,770
Retained earnings
Balance at beginning of year	170,626	130,740
Changes in the year
Net income (loss)	(35,540)	12,948
Cash dividends	(3,480)	(1,742)
Reissuance of treasury stock	(866)	(842)
Total changes in the year	(39,886)	10,364
Balance at end of year	130,740	141,104
Accumulated other comprehensive income (loss)
Balance at beginning of year	(6,929)	5,326
Changes in the year
Other comprehensive income, net of tax	12,255	13,061
Balance at end of year	5,326	18,387
Treasury stock
Balance at beginning of year	(97,620)	(96,083)
Changes in the year
Exercise of stock option	—	1,430
Purchases of treasury stock	(2)	(33)
Reissuance of treasury stock	1,539	0
Total changes in the year	1,537	1,397
Balance at end of year	(96,083)	(94,686)
Total stockholders’ equity
Balance at beginning of year	141,241	116,252
Changes in the year
Net income (loss)	(35,540)	12,948
Other comprehensive income, net of tax	12,255	13,061
Cash dividends	(3,480)	(1,742)
Stock option compensation expense	1,283	—
Exercise of stock options	(178)	1,294
Purchases of treasury stock	(2)	(33)
Reissuance of treasury stock	673	(842)
Total changes in the year	(24,989)	24,686
Balance at end of year	¥116,252	140,938

Advantest Corporation (FY2014)

(5)	Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Year ended March 31, 2014	Year ended March 31, 2015

Cash flows from operating activities:
Net income (loss)	¥(35,540)	12,948
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,268	5,059
Deferred income taxes	(1,897)	2,063
Stock option compensation expense	1,283	-
Gain on sale of investment securities	(1,396)	(750)
Impairment charge	13,495	211
Changes in assets and liabilities:
Trade receivables	7,891	(1,690)
Inventories	2,806	(5,094)
Trade accounts payable	1,114	4,372
Accrued expenses	(1,376)	3,484
Income taxes payable	(424)	995
Accrued warranty expenses	(348)	(135)
Customer prepayments	(966)	2,342
Accrued pension and severance costs	998	1,328
Other	2,316	(652)

Net cash provided by (used in) operating activities	(3,776)	24,481

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	2,354	2,132
Acquisition of subsidiary, net of cash acquired	(1,273)	-
Proceeds from distribution of equity method investee	135	-
Purchases of property, plant and equipment	(5,511)	(3,230)
Purchases of intangible assets	(830)	(477)
Other	414	265

Net cash provided by (used in) investing activities	(4,711)	(1,310)

Cash flows from financing activities:
Proceeds from issuance of convertible bonds	30,150	-
Dividends paid	(3,474)	(1,742)
Other	526	444

Net cash provided by (used in) financing activities	27,202	(1,298)

Net effect of exchange rate changes on cash and cash equivalents	4,614	6,704

Net change in cash and cash equivalents	23,329	28,577

Cash and cash equivalents at beginning of year	45,668	68,997

Cash and cash equivalents at end of year	¥68,997	97,574

Advantest Corporation (FY2014)

(6)	Notes to the Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Consolidated Financial Statements
Advantest Corporation (or the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare the consolidated financial statements in accordance with generally accepted accounting principle in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.  Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile.  Certain adjustments and reclassifications have been incorporated in the consolidated financial statements to present them in conformity with U.S.GAAP.

(b) Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission
Advantest Corporation became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c) Principles of Consolidation
Advantest’s consolidated financial statements include financial statements of the Company and its subsidiaries, all of which are wholly-owned.  Investment in an affiliated company over which Advantest has the ability to exercise significant influence, but does not hold a controlling financial interest, is accounted for by the equity method.  All significant intercompany balances and transactions have been eliminated in consolidation.

(Note 2)  Notes on Going Concern: None

(Note 3) Reclassifications
Certain reclassifications have been made to the prior years’ consolidated financial statements to conform with the presentation used for the year ended March 31, 2015.

Advantest Corporation (FY2014)

(Note 4) Segment Information

1. Business Segment Information

	Yen (Millions)
	Year ended March 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥72,760	14,967	24,151	－	111,878
Inter-segment sales	257	17	－	(274)	－
Net sales	73,017	14,984	24,151	(274)	111,878
Impairment charge	12,770	725	－	－	13,495
Depreciation and amortization	3,711	411	3,716	430	8,268
Operating income (loss) before stock option compensation expense	(26,724)	(5,063)	3,012	(6,311)	(35,086)
Adjustment:
Stock option compensation expense					1,283
Operating income (loss)					¥(36,369)
Expenditures for additions to long-lived assets	2,099	1,562	1,826	139	5,626
Total assets	80,564	19,423	38,046	91,823	229,856

	Yen (Millions)
	Year ended March 31, 2015
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥108,230	28,347	26,752	－	163,329
Inter-segment sales	90	－	－	(90)	－
Net sales	108,320	28,347	26,752	(90)	163,329
Impairment charge	－	－	－	211	211
Depreciation and amortization	1,817	748	2,249	245	5,059
Operating income (loss) before stock option compensation expense	14,588	3,768	3,348	(7,085)	14,619
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥14,619
Expenditures for additions to long-lived assets	2,051	716	1,428	51	4,246
Total assets	88,983	25,649	42,003	116,406	273,041

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.
3.	Additions to long-lived assets included in Corporate consist of purchases of software and fixed assets for general corporate use.
4.
Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

Advantest Corporation (FY2014)

2. Consolidated Net Sales by Geographical Areas

	Yen (Millions)
	Year ended March 31, 2014	Year ended March 31, 2015

Japan	¥12,221	13,120
Americas	10,720	27,695
Europe	7,276	9,076
Asia	81,661	113,438

Total	¥111,878	163,329

(Notes)

1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
	(1) Americas	U.S.A., Canada
	(2) Europe	Ireland, Germany
	(3) Asia	Taiwan, South Korea, China, Singapore

(Note 5) Per Share Information

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended March 31:

	Yen (millions) except per share data
	Year ended March 31, 2014	Year ended March 31, 2015
Numerator:
Net income (loss)	(35,540)	12,948
Dilutive effect of exercise of exercise of convertible bonds	-	(16)
Diluted net income (loss)	(35,540)	12,932

Denominator
Basic weighted average shares of common stock outstanding	174,134,457	174,244,799
Dilutive effect of exercise of stock options	-	163,433
Dilutive effect of exercise of exercise of convertible bonds	-	18,126,888

Diluted weighted average shares of common stock outstanding	174,134,457	192,535,120

Basic net income (loss) per share	(204.10)	74.31
Diluted net income (loss) per share	(204.10)	67.16

At March 31, 2014 and 2015, Advantest had outstanding stock options into 7,094,339 and 4,025,677 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income (loss)  per share but could potentially dilute net income (loss) per share in future periods.

Advantest Corporation (FY2014)

(Note 6)  Significant Subsequent Events: None

Changes in Directors and Executive Officers
(To be effective on June 24, 2015)

1. Nominees for Directors (excluding Directors who are Audit Committee members)

Director	Shinichiro Kuroe
Director	Osamu Karatsu
Director	Seiichi Yoshikawa
Director	Sae Bum Myung
Director	Hiroshi Nakamura
Director	Yoshiaki Yoshida

Mr. Kuroe is to be elected as Representative Director at the extraordinary meeting of the board of directors to be held on June 24, 2015 after the 73rd ordinary general meeting of shareholders of Advantest Corporation.

2. Nominees for Directors who are Audit Committee members

Director who is an Audit Committee member	Yuichi Kurita
Director who is an Audit Committee member	Megumi Yamamuro
Director who is an Audit Committee member	Yasushige Hagio

3. Nominee for substitute Director who is an Audit Committee member

Substitute Director who is an Audit Committee member	Osamu Karatsu

Substitute Director who is an Audit Committee member shall be elected to fill the vacancy of another Director who was an Audit Committee member who resigned before the expiration of his/her term of office.

4. Nominees for Executive Officers

President and CEO	Shinichiro Kuroe
Senior Executive Officer	Sae Bum Myung	(to be promoted)
Managing Executive Officer	Hiroshi Nakamura
Managing Executive Officer	Yoshiaki Yoshida
Managing Executive Officer	Hans-Juergen Wagner
Managing Executive Officer	Soichi Tsukakoshi	(to be promoted)
Managing Executive Officer	Satoru Nagumo	(to be promoted)
Managing Executive Officer	Koichi Tsukui	(to be promoted)
Executive Officer	Takashi Sugiura
Executive Officer	Takashi Sekino
Executive Officer	Josef Schraetzenstaller
Executive Officer	Makoto Nakahara
Executive Officer	Toshiyuki Okayasu
Executive Officer	CH Wu
Executive Officer	Kazuhiro Yamashita
Executive Officer	Takayuki Nakamura
Executive Officer	Wilhelm Radermacher
Executive Officer	Masuhiro Yamada
Executive Officer	Isao Sasaki
Executive Officer	Keith Hardwick
Executive Officer	Douglas Lefever
Executive Officer	Syunsuke Kato	(to be newly elected)
Executive Officer	Kimiya Sakamoto	(to be newly elected)
Executive Officer	Atsushi Fujita	(to be newly elected)

5. Expiration of term of office of Directors, Audit & Supervisory Board Members and Executive Officers

Toshio Maruyama, Chairman of the Board and Representative Director
　　　　　　　　　　　　　　　　　　　　　　---- To be elected as Senior Executive Advisor
Akira Hatakeyama, Standing Audit & Supervisory Board Member
Masamichi Ogura, Audit & Supervisory Board Member
Hideaki Imada, Managing Executive Officer        ---- To be elected as Advisor

Nominees for New Executive Officers (Biography)

Syunsuke Kato (Date of Birth: February 24, 1961)
Mar. 1983	Graduated from Shibaura Institute of Technology, Mechanical Engineering,
Apr. 1983	Joined Advantest Corporation
Jun. 2008	Division manager, 1st Technology Division, Technology Development Group
Aug. 2012	Vice President, Technology Development Group
Jun. 2014	Vice President, Business Promotion Group (present position)

Kimiya Sakamoto (Date of Birth: April 2, 1961)
Mar. 1986	Graduated from Kobe City University of Foreign Studies
Dec. 1988	Graduated from University of Oregon, Second Bachelor, Sociology
May 1989	Joined Advantest Corporation
Dec. 2007	Division manager, Solution Business Division, Sales Group
Aug. 2012	Senior Vice President, Marketing Group
Jun. 2014	Division manager, Sales Division 2, Sales Group (present position)

Atsushi Fujita (Date of Birth: November 15, 1959)
Mar. 1983	Graduated from Keio University, Faculty of Business & Commerce
Apr. 1983	Joined Advantest Corporation
Jun. 2007	Department Manager, Business Accounting Department, Finanancial Group
Jun. 2010	Department Manager, Personnel and General Affairs Department, Corporate Admin. Group
Jun. 2012	Department Manager, Accounting Department, Corporate Admin. Group (present position)